≡ GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All amounts in $US unless stated otherwise)

GOLDCORP ACHIEVES RECORD QUARTERLY GOLD PRODUCTION; UPDATES 2015 COST GUIDANCE

Vancouver, British Columbia, July 30, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported record second quarter gold production[1] of 908,000 ounces, compared to gold production of 648,700 ounces for the second quarter of 2014. Adjusted quarterly revenues[1] were $1.3 billion, generating adjusted net earnings[1,2] of $65 million, or $0.08 per share, compared to adjusted net earnings of $164 million, or $0.20 per share, for the second quarter of 2014. Adjusted operating cash flow[1,3] was $358 million, compared to $376 million for the second quarter of 2014. Reported net earnings attributable to shareholders of Goldcorp for the quarter were $392 million, or $0.47 per share, compared to net earnings of $181 million, or $0.22 per share, for the second quarter of 2014.

Second Quarter 2015 Highlights

- Gold sales[1] of 903,000 ounces; gold production of 908,000 ounces.
- 2015 gold production expected toward the high end of guidance range; cost guidance narrowed and improved.
- Free cash flow[4] of $174 million before dividends; $50 million after dividends.
- Adjusted revenues of $1.3 billion.
- All-in sustaining costs[1,5] of $846 per ounce.
- Adjusted net earnings of $65 million, or $0.08 per share.
- Adjusted operating cash flow of $358 million.
- Declared commercial production at Éléonore on April 1, 2015.
- Increased the credit facility from $2 billion to $3 billion and extended facility for 5 years.
- Completed secondary offering of Tahoe Resources shares for net proceeds of $768 million.
- Dividend per share reduced 60% to $0.02 per month effective August 1, 2015.
- Named one of Canada's 50 Most Socially Responsible Corporations by Sustainalytics.

www.goldcorp.com

"Goldcorp's excellent second quarter results underscore the growing strength and quality of our mine portfolio," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Higher gold grades at Peñasquito and a continued strong ramp-up at Cerro Negro drove record quarterly gold production and more than offset the slower-than-planned ramp-up at Éléonore. In addition, a continued focus on cost efficiency and productivity enhancements along with favorable currency effects continued to push costs lower. Our expectation is for this strong operating performance to continue and for 2015 production guidance to trend toward the high end of the current range of between 3.3 and 3.6 million ounces of gold. In addition, we have improved our all-in sustaining cost guidance to between $850 and $900 per gold ounce.

"After several years of investment in our new mines, we were very pleased to generate positive free cash flow after dividends of $50 million during the quarter. We have also taken timely actions to fortify Goldcorp's strong financial liquidity position. The recent sale of our 26% interest in Tahoe Resources, the $1 billion expansion of our credit facility and the dividend reduction ensure the Company has the financial flexibility to succeed in a volatile gold market."

Financial Review

Second quarter gold sales were 903,000 ounces on production of 908,000 ounces, compared to sales of 639,500 ounces on production of 648,700 ounces in the second quarter of 2014. Silver production totaled 10.4 million ounces compared to 9.0 million ounces in the prior year's second quarter. All-in sustaining costs were $846 per ounce of gold in the second quarter of 2015 compared to $852 per ounce in the second quarter of 2014.

Adjusted revenues for the second quarter totaled $1.3 billion and the reported net earnings attributable to shareholders of Goldcorp for the second quarter were $392 million, or $0.47 per share, compared to net earnings of $181 million, or $0.22 per share, for the second quarter of 2014. Adjusted net earnings for the second quarter totaled $65 million, or $0.08 per share, compared to $164 million, or $0.20 per share, for the second quarter of 2014. The decrease in adjusted net earnings was a result of lower realized margin[6] on gold and by-product metal sales due to lower realized prices, higher production costs resulting from the slower ramp-up at Éléonore and higher depreciation and depletion expense.

Adjusted net earnings for the second quarter of 2015 primarily exclude the non-cash dilution gain ($95 million, net of tax or $0.12 per share), realized gain on the sale of the Tahoe Resources shares ($252 million, net of tax or $0.30 per share), realized gain on the sale of the Arturo mine project ($11 million, net of tax or $0.01 per share), unrealized losses from the foreign exchange translation of deferred income tax assets and liabilities ($22 million, or $0.03 per share), unrealized gains on derivatives ($16 million, net of tax or $0.02 per share) and the Company's share of impairment losses related to certain power assets at Pueblo Viejo ($15 million, net of tax or $0.02 per share). Adjusted net earnings include the impact of non-cash stock-based compensation expenses which amounted to approximately $14 million, or $0.02 per share, for the quarter. Adjusted operating cash flow for the second quarter was $358 million, compared to $376 million for the second quarter of 2014.

Canada

At Éléonore in Quebec, commercial production was declared on April 1, 2015. Second quarter gold production totaled 43,800 ounces at an all-in sustaining cost of $1,656 per ounce. The increase in production compared to the prior quarter was primarily the result of increased process and filtration plant availability following the successful resolution of previously-reported start-up issues. Following a shut-down in May to remediate a bottleneck on the tailings conveyor, the mill has averaged 5,100 tonnes per day. Further increases in gold production for the balance of 2015 will be driven by increased mill throughput as well as higher gold grades as underground mining expands from two to four horizons. In light of the slower than planned ramp-up, Éléonore gold production in 2015 is now expected to be at or below the low end of the guidance range of between 290,000 and 330,000 ounces.

Work on the Éléonore crown pillar pre-feasibility study continued to advance during the second quarter. Major activities included the progression of the trade-off study between pit/underground mining, determination of the dike location, and permitting and stakeholder engagement efforts. The completion of the pre-feasibility study is expected by the end of 2015.

Gold production at Red Lake in Ontario in the second quarter totaled 90,800 ounces at an all-in sustaining cost of $879 per ounce. Production decreased over the prior quarter as a result of lower grades from fewer tonnes mined in the High Grade Zone due to mine sequencing. A focus on exploration to access the HG Young discovery continued to advance north on the 14 Level at the Campbell Complex. This drift provides a new drill platform for follow-up drilling on several positive intercepts from the ongoing surface exploration program at the HG Young discovery.

At Cochenour, intersected gold grades remain consistent with expectations, however recent drill data and newly discovered mineralized zones indicate a change in orientation of a portion of the veins compared to the Company's existing model. Additional advanced exploration and analysis is required to support final mine planning and infrastructure. Processing of mill feed from the first test stopes is expected in the fourth quarter of 2015.

At Porcupine in Ontario, gold production for the second quarter was 72,400 ounces at an all-in sustaining cost of $1,010 per ounce. Production increased over the prior quarter due to higher mill throughput primarily as a result of improved weather conditions. The Hoyle Deep project, which will enable efficient access to lower portions of the Hoyle Pond deposit when completed, continued to progress successfully toward expected completion in the first quarter of 2016. Pre-stripping activities continued at the Hollinger project with approximately 1.8 million tonnes of material placed on the Environmental Control Berm at the end of the second quarter. Upon planned completion of the berm in the third quarter of 2015, mining operations are expected to commence 24 hours a day.

At the Borden Gold project 160 kilometres west of Porcupine, studies are underway to determine the optimization of a combined Borden-Porcupine operation. Surface diamond drilling continued during the second quarter with six drills on site. The current exploration focus is on in-fill drilling with a target to convert resources into reserves by the end of 2015.

Gold production at Musselwhite in Ontario increased over the prior quarter to 60,900 ounces as a result of higher mill throughput. Musselwhite's all-in sustaining cost was among the lowest within the portfolio at $761 per ounce as the team at site continued to concentrate on productivity and efficiency improvements. The focus of the exploration program during the second quarter was on reserve replacement. Drilling was concentrated on the West Limb zone and the Upper Lynx zone. Four rigs are being utilized to complete the programs and all zones continue to build with positive results.

Latin America

At Peñasquito in Mexico, gold production totaled a record 298,000 ounces for the quarter at an all-in sustaining cost of $416 per ounce. Strong production compared to the prior quarter was primarily driven by higher sulphide grades as a result of positive model reconciliation and as substantial mining took place in the heart of the deposit in Phase 5C. All-in sustaining costs decreased over the prior quarter primarily as a result of increased gold production. In light of the strong performance, production at Peñasquito is expected to be at the high end of 2015 guidance of between 700,000 and 750,000 ounces.

Progress on the construction of the Northern Well Field ("NWF") project was limited due to continued social issues with local communities. The remaining NWF work is on hold until a fair resolution of the issues is reached with the communities. The Company continues to pursue an equitable resolution and evaluate mitigation strategies. Contingency plans remain in place for a fresh water supply to Peñasquito until the NWF is fully operational.

The Metallurgical Enhancement Project ("MEP") continues to demonstrate the potential to significantly enhance the overall economics and mine life of Peñasquito. During the quarter, the pilot plant construction was completed and pilot plant testing commenced. MEP permit applications were submitted in May 2015 and the feasibility study remains on track for completion in early 2016.

At the Camino Rojo project located approximately 50 kilometres from Peñasquito, ongoing pre-feasibility study work is focused on the evaluation of Camino Rojo as a supplemental source of transitional and sulphide feed to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach facility. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo. Updating of the geologic model continued during the second quarter and metallurgical testing of sulphide, transition and oxide zones is ongoing. The pre-feasibility study is on track to be completed in 2016.

Gold production at Los Filos in Mexico in the second quarter of 2015 totaled 67,500 ounces at an all-in sustaining cost of $1,071 per ounce. Increased production over the prior quarter was a result of increased grades and recoveries, resulting from recovery improvement projects which were initiated in the prior quarter. A new life-of-mine plan is progressing with a focus to maximize return on investment and is expected to be completed by the end of 2015. The exploration program continues with the objective to define later phases of the El Bermejal pit and extend the high grade zones for underground mining.

At Cerro Negro in Argentina, second quarter gold production totaled 131,300 ounces at an all-in sustaining cost of $792 per ounce. Mine ramp-up continued during the second quarter as planned with a focus on the higher-grade Mariana Central mine. Additional stopes came on-line during the second quarter, increasing the proportion of tonnes milled from Mariana Central. Recoveries increased during the quarter as the mill continues to be optimized. Total tonnes milled increased following an increase in surface haulage capacity resulting in an average of 3,378 tonnes per day processed for the second quarter of 2015. Exploration in the second quarter continued to focus on resource confirmation drilling. The current drilling program is progressing as planned, expanding resources at the Marianas Complex, Bajo Negro and Vein Zone. The most significant assay results have been received from the Marianas Complex area.

At the Pueblo Viejo joint venture in the Dominican Republic, Goldcorp's share of second quarter gold and silver production totaled 87,200 ounces and 38,100 ounces, respectively, at an all-in sustaining cost of $688 per ounce. Gold production decreased over the prior quarter due to lower than planned gold recoveries, largely related to a higher proportion of carbonaceous ore. Increased all-in sustaining costs were a result of lower silver recoveries associated with a temporary shut-down of the lime boil process during scheduled autoclave maintenance. Recent modifications to the lime boil are showing significantly improved silver recoveries and the first copper concentrate was shipped in the second quarter. Production is expected to be higher and costs lower in the fourth quarter compared to the third quarter on higher expected grades, improved recoveries and better autoclave availability, as maintenance shut-downs were weighted to the first half of 2015.

2015 Guidance Outlook

Driven by strong second quarter results and management's outlook for the second half, the Company expects to be at the high end of 2015 production guidance of between 3.3 and 3.6 million gold ounces. All-in sustaining cost guidance has been reduced to between $850 and $900 per gold ounce compared to prior guidance of between $875 and $950 per gold ounce. Depreciation, depletion, and amortization expense ("DDA") guidance is now expected to be approximately $425 per gold ounce sold from prior guidance of $390 per gold ounce sold. The increase is due primarily to the impact of the delay in obtaining the additional mining license at Marlin and further refinements to the DD&A per gold ounce as Cerro Negro and Éléonore ramp-up to sustained operating levels. Capital spending guidance remains unchanged at between $1.2 billion and $1.4 billion for 2015. Corporate administration expense guidance, excluding share-based compensation, has also been reduced to approximately $170 million in 2015 compared to prior guidance of $185 million. Excluding the impacts of foreign exchange on deferred tax assets and liabilities and excluding the dilution and disposition gain on the sale of Tahoe and the related taxes, the Company continues to expect an annual effective tax rate of 45% in 2015.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions the Company to deliver long-term value.

This release should be read in conjunction with Goldcorp's second quarter 2015 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on July 30, 2015 at 10:00 a.m. (PDT) to discuss the second quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-340-2216 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until August 30, 2015 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 2383563. A live and archived audio webcast will also be available at www.goldcorp.com.

(1) The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Attributable performance measures include the Company's mining operations, including its discontinued operation, and projects, and the Company's share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to note 5 of the Q2 2015 Financial Statements for a reconciliation of adjusted revenues to reported revenues.

(2) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 of the Q2 2015 MD&A for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3) Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 of the Q2 2015 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4) Free cash flow is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a

substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 42 of the Q2 2015 MD&A for a reconciliation of free cash flows to reported net cash provided by operating activities.

(5)   For 2014, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 39 of the Q2 2015 MD&A for a reconciliation of all-in sustaining costs.

(6)   Margin is a non-GAAP performance measure, defined as either revenues less production costs, revenues less production costs expressed as a percentage of revenues, or realized gold price per ounce less by-product cash costs per ounce. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, development at existing mines, permitting timelines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, the completion of technical studies and reports, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon certain estimates and assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous estimates and assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, increased costs, delays, suspensions and technical challenges associated with capital projects, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead, zinc and other commodities; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com

SUMMARIZED FINANCIAL RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

Goldcorp's share [1]		Three Months Ended June 30	
		2015	2014
Revenues		**1,317**	1,116
Gold produced (ounces)		**908,000**	648,700
Gold sold (ounces)		**903,000**	639,500
Silver produced (ounces)		**10,433,000**	8,984,000
Silver sold (ounces)		**10,788,800**	9,808,100
Copper produced (thousands of pounds)		**8,600**	19,300
Copper sold (thousands of pounds)		**4,600**	13,000
Lead produced (thousands of pounds)		**47,500**	38,600
Lead sold (thousands of pounds)		**48,200**	43,200
Zinc produced (thousands of pounds)		**105,500**	91,900
Zinc sold (thousands of pounds)		**88,900**	77,000
Average realized gold price (per ounce)	$	**1,189** $	1,296
Average London spot gold price (per ounce)	$	**1,193** $	1,289
Average realized silver price (per ounce)	$	**14.00** $	16.96
Average London spot silver price (per ounce)	$	**16.41** $	19.61
Average realized copper price (per pound)	$	**2.67** $	3.39
Average London spot copper price (per pound)	$	**2.75** $	3.08
Average realized lead price (per pound)	$	**0.86** $	0.97
Average London spot lead price (per pound)	$	**0.88** $	0.95
Average realized zinc price (per pound)	$	**0.99** $	1.00
Average London spot zinc price (per pound)	$	**1.00** $	0.94
Total cash costs – by-product (per gold ounce)	$	**547** $	470
Total cash costs – co-product (per gold ounce)	$	**656** $	643
All-in sustaining costs (per gold ounce)	$	**846** $	852
All-in costs (per gold ounce)	$	**1,028** $	1,486

Production Data:

Red Lake mines:	Tonnes of ore milled		**150,800**	157,700
	Average mill head grade (grams per tonne)		**18.45**	18.77
	Gold ounces produced		**90,800**	89,500
	Total cash costs – by-product (per ounce)	$	**602** $	656
	All-in sustaining costs (per ounce)	$	**879** $	1,066
Porcupine mines:	Tonnes of ore milled		**1,020,500**	1,081,400
	Average mill head grade (grams per tonne)		**2.30**	2.19
	Gold ounces produced		**72,400**	68,800
	Total cash costs – by-product (per ounce)	$	**759** $	658
	All-in sustaining costs (per ounce)	$	**1,010** $	895

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended June 30	
		2015	2014
Production Data (Cont.):			
Musselwhite mine:	Tonnes of ore milled	**303,800**	313,400
	Average mill head grade (grams per tonne)	**6.56**	7.12
	Gold ounces produced	**60,900**	67,800
	Total cash costs – by-product (per ounce)	**616**	605
	All-in sustaining costs (per ounce)	**761**	794
Éléonore mine:	Tonnes of ore milled	**388,100**	—
	Average mill head grade (grams per tonne)	**4.77**	—
	Gold ounces produced	**43,800**	—
	Total cash costs – by-product (per ounce)	$ **1,458** $	—
	All-in sustaining costs (per ounce)	$ **1,656** $	—
Peñasquito mines:	Tonnes of ore mined	**11,666,300**	10,415,800
	Tonnes of waste removed	**40,080,200**	40,595,300
	Tonnes of ore milled	**10,065,200**	10,050,000
	Average head grade (grams per tonne) – gold	**1.31**	0.78
	Average head grade (grams per tonne) – silver	**28.81**	30.08
	Average head grade (%) – lead	**0.31**	0.24
	Average head grade (%) – zinc	**0.70**	0.59
	Gold ounces produced	**298,000**	167,400
	Silver ounces produced	**6,899,900**	7,006,800
	Lead (thousands of pounds) produced	**47,500**	38,600
	Zinc (thousands of pounds) produced	**105,500**	91,900
	Total cash costs – by-product (per ounce)	$ **194** $	124
	Total cash costs – co-product (per ounce of gold)	$ **477** $	610
	All-in sustaining costs (per ounce)	$ **416** $	362
Los Filos mine:	Tonnes of ore mined	**4,013,200**	3,472,600
	Tonnes of waste removed	**12,707,100**	6,608,800
	Tonnes of ore processed	**3,944,900**	3,480,200
	Average grade processed (grams per tonne)	**0.88**	0.75
	Gold ounces produced	**67,500**	48,700
	Total cash costs – by-product (per ounce)	$ **919** $	778
	All-in sustaining costs (per ounce)	$ **1,071** $	1,077
Marlin mine:	Tonnes of ore milled	**335,300**	485,400
	Average mill head grade (grams per tonne) – gold	**3.86**	2.88
	Average mill head grade (grams per tonne) – silver	**181**	109
	Gold ounces produced	**40,600**	43,500
	Silver ounces produced	**1,887,200**	1,584,400
	Total cash costs – by-product (per ounce)	$ **397** $	525
	Total cash costs – co-product (per ounce)	$ **669** $	770
	All-in sustaining costs (per ounce)	$ **904** $	981

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended June 30	
		2015	2014
Production Data (Cont.):			
Cerro Negro mines:	Tonnes of ore milled	**304,000**	—
	Average mill head grade (grams per tonne) – gold	**13.57**	—
	Average mill head grade (grams per tonne) – silver	**188.7**	—
	Gold ounces produced	**131,300**	—
	Silver ounces produced	**1,607,800**	—
	Total cash costs – by-product (per ounce)	**608**	—
	Total cash costs – co-product (per ounce)	**686**	—
	All-in sustaining costs (per ounce)	**792**	—
Alumbrera mine (37.5% share):	Tonnes of ore mined	**3,857,300**	1,455,100
	Tonnes of waste removed	**5,246,300**	4,568,200
	Tonnes of ore milled	**3,081,700**	3,492,300
	Average mill head grade (grams per tonne) – gold	**0.24**	0.34
	Average mill head grade (%) – copper	**0.19**	0.33
	Gold ounces produced	**15,500**	25,300
	Copper (thousands of pounds) produced	**8,300**	19,300
	Total cash costs – by-product (per gold ounce)	$ **3,191** $	238
	Total cash costs – co-product (per gold ounce)	$ **1,645** $	910
	All-in sustaining costs (per gold ounce)	$ **4,900** $	1,050
Pueblo Viejo mine (40% share):	Tonnes of ore mined	**1,251,900**	2,008,600
	Tonnes of waste removed	**2,602,100**	1,492,000
	Tonnes of ore processed	**694,400**	650,200
	Average grade (grams per tonne) – gold	**4.54**	5.47
	Average grade (grams per tonne) – silver	**39.3**	28.6
	Gold ounces produced	**87,200**	107,100
	Silver ounces produced	**38,100**	392,800
	Copper (thousands of pounds) produced	**400**	—
	Total cash costs – by-product (per gold ounce)	$ **549** $	438
	Total cash costs – co-product (per gold ounce)	$ **558** $	478
	All-in sustaining costs (per gold ounce)	$ **688** $	618
Financial Data (including discontinued operation):			
Cash flows from operating activities		$ **528** $	275
Adjusted operating cash flows (Goldcorp's share) [2]		$ **358** $	376
Adjusted operating cash flows per share [2]		$ **0.43** $	0.46
Free cash flows		$ **174** $	(240)
Net earnings		$ **392** $	183
Net earnings per share – basic		$ **0.47** $	0.22
Adjusted net earnings [3]		$ **65** $	164
Adjusted net earnings per share – basic [3]		$ **0.08** $	0.20
Weighted average shares outstanding (000's)		**829,985**	812,954

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30			Six Months Ended June 30	
		2015	2014		**2015**	2014
Revenues	$	**1,188**	$ 884	$	**2,205**	$ 1,762
Mine operating costs						
Production costs		**(640)**	(494)		**(1,260)**	(981)
Depreciation and depletion		**(356)**	(178)		**(678)**	(347)
		(996)	(672)		**(1,938)**	(1,328)
Earnings from mine operations		**192**	212		**267**	434
Exploration and evaluation costs		**(14)**	(6)		**(28)**	(17)
Share of net (loss) earnings of associates		**(19)**	60		**16**	116
Corporate administration		**(53)**	(59)		**(108)**	(125)
Earnings from operations and associates		**106**	207		**147**	408
Gains (losses) on derivatives		**8**	11		**(34)**	8
Gain on dilution of ownership interest in associate		**99**	-		**99**	-
Gain on disposition of mining interest, net of transaction costs		**315**	-		**315**	18
Finance costs		**(43)**	(11)		**(70)**	(27)
Other income (expenses)		**3**	-		**21**	(22)
Earnings from continuing operations before taxes		**488**	207		**478**	385
Income tax expense		**(90)**	(13)		**(219)**	(102)
Net earnings from continuing operations		**398**	194		**259**	283
Net (loss) earnings from discontinued operations		**(6)**	(11)		**46**	(2)
Net earnings	$	**392**	$ 183	$	**305**	$ 281
Net earnings from continuing operations attributable to:						
Shareholders of Goldcorp Inc.	$	**398**	$ 192	$	**259**	$ 281
Non-controlling interest		**-**	2		**-**	2
	$	**398**	$ 194	$	**259**	$ 283
Net earnings attributable to:						
Shareholders of Goldcorp Inc.	$	**392**	$ 181	$	**305**	$ 279
Non-controlling interest		**-**	2		**-**	2
	$	**392**	$ 183	$	**305**	$ 281
Net earnings per share from continuing operations						
Basic	$	**0.48**	$ 0.24	$	**0.31**	$ 0.35
Diluted		**0.48**	0.23		**0.31**	0.34
Net earnings per share						
Basic	$	**0.47**	$ 0.22	$	**0.37**	$ 0.34
Diluted		**0.47**	0.22		**0.37**	0.33

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2015	2014	**2015**	2014
Net earnings	$ **392**	$ 183	$ **305**	$ 281
Other comprehensive income, net of tax				
Items that may be reclassified subsequently to net earnings:				
Mark-to-market gains on available-for-sale securities	**-**	18	**1**	22
Reclassification adjustment for available-for-sale securities impairment losses included in net earnings	**1**	-	**4**	1
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings	**-**	(5)	**(1)**	(5)
Reclassification of Probe Mines Ltd. mark-to-market gains on acquisition	**-**	-	**(3)**	-
	1	13	**1**	18
Items that will not be reclassified to net earnings:				
Remeasurements on defined benefit pension plans	**1**	(2)	**(1)**	(4)
Total other comprehensive income, net of tax	**2**	11	**-**	14
Total comprehensive income	$ **394**	$ 194	$ **305**	$ 295
Total comprehensive income attributable to:				
Shareholders of Goldcorp Inc.	$ **394**	$ 192	$ **305**	$ 293
Non-controlling interests	**-**	2	**-**	2
	$ **394**	$ 194	$ **305**	$ 295

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2015	2014	2015	2014
Operating activities				
Net earnings from continuing operations	$ 39	$ 194	$ 259	$ 283
Adjustments for:				
Dividends from associates	4	33	7	67
Reclamation expenditures	(18)	(7)	(32)	(10)
Items not affecting cash:				
Depreciation and depletion	356	178	678	347
Share of net loss (earnings) of associates	19	(60)	(16)	(116)
Share-based compensation	15	16	30	40
Unrealized (gains) losses on derivatives	(22)	(10)	4	(12)
Gain on dilution of ownership interest in an associate	(99)	-	(99)	-
Gain on disposition of mining interests, net of transaction costs	(315)	-	(315)	(18)
Revision of estimates and accretion of reclamation and closure cost obligations	5	22	33	29
Deferred income tax (recovery) expense	(29)	(16)	46	(62)
Other	12	(16)	2	7
Change in working capital	202	(68)	(18)	(26)
Net cash provided by operating activities of continuing operations	528	266	579	529
Net cash provided by operating activities of discontinued operations	-	9	7	19
Investing activities				
Acquisition of mining property, net of cash acquired	(4)	-	(43)	-
Expenditures on mining interests	(313)	(496)	(693)	(961)
Deposits on mining interests expenditures	-	(27)	(13)	(55)
Return of capital investment in associate	20	-	20	-
Proceeds from disposition of mining interests, net of transaction costs	788	-	788	193
Interest paid	(19)	(2)	(49)	(28)
Net purchases and proceeds of money market investments and available-for-sale securities	(10)	20	(11)	(24)
Other	(1)	2	(1)	-
Net cash provided by (used in) investing activities of continuing operations	461	(503)	(2)	(875)
Net cash (used in) provided by investing activities of discontinued operations	(3)	209	97	206
Financing activities				
Debt borrowings, net of transaction costs	-	988	-	988
Debt repayments	(9)	(31)	(12)	(31)
Repayment of $3 billion revolving credit facility, net of draw downs	(305)	(600)	(5)	-
Dividends paid to shareholders	(124)	(122)	(246)	(244)
Common shares issued	7	3	20	3
Other	21	-	21	-
Net cash (used in) provided by financing activities of continuing operations	(410)	238	(222)	716
Effect of exchange rate changes on cash and cash equivalents	(1)	-	(1)	-
Increase in cash and cash equivalents	575	219	458	595
Cash and cash equivalents, beginning of the period	365	1,001	482	625
Cash and cash equivalents, end of the period	$ 94	$ 1,220	$ 940	$ 1,220

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At June 30 2015		At December 31 2014
Assets			
Current assets			
Cash and cash equivalents	$ 940	$	482
Money market investments	54		53
Accounts receivable	489		394
Inventories	700		772
Income taxes receivable	160		207
Assets held for sale	-		81
Other	93		158
	2,436		2,147
Mining interests			
Owned by subsidiaries	22,605		22,458
Investments in associates	1,712		2,087
	24,317		24,545
Goodwill	479		479
Investments in securities	36		43
Deposits on mining interests expenditures	12		32
Deferred income taxes	9		26
Inventories	257		249
Other	344		345
Total assets	$ 27,890	$	27,866
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 745	$	1,039
Income taxes payable	61		45
Debt	183		150
Liabilities relating to assets held for sale	-		55
Other	125		167
	1,114		1,456
Deferred income taxes	5,005		4,959
Debt	3,361		3,442
Provisions	657		671
Income taxes payable	94		80
Other	108		83
Total liabilities	10,339		10,691
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units	17,578		17,261
Accumulated other comprehensive loss	(5)		(5)
Deficit	(237)		(296)
	17,336		16,960
Non-controlling interest	215		215
Total equity	17,551		17,175
Total liabilities and equity	$ 27,890	$	27,866